Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V.

Sergio Marchionne

Chairman of the Board

November 30, 2012

Dear Shareholder,

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the “Meeting”) of CNH Global N.V., (the “Company”) which will begin at 5:00 p.m. on Monday, December 17, 2012. The Meeting will be held at the offices of the Company in the World Trade Center Amsterdam Airport, 10th Floor, Tower B, Schiphol Boulevard 217, 1118 BH Schiphol Airport, The Netherlands.

We have attached a Notice of the Extraordinary General Meeting of Shareholders, including an agenda of the matters that will be considered at the Meeting. The principal purposes of the Meeting are: (i) to approve the payment of an extraordinary dividend to Company shareholders in the amount of US$ 10/share; and (ii) to adopt certain amendments to the Company’s Articles of Association to facilitate the payment of the dividend consistent with the Merger Agreement recently signed by the Company and Fiat Industrial S.p.A. A copy of the proposed amendment to the Company’s Articles of Association as well as the Company’s interim, unaudited balance sheet as of September 30, 2012 is available for inspection by shareholders at the Company’s offices and on the Company’s website: www.cnh.com. This meeting is not being convened for purposes of seeking approval of the business combination which is the subject of the Merger Agreement; a separate meeting will be held for that purpose.

If you are unable to attend, you may appoint another person to attend on your behalf, in which case you should notify the Company of your wish to be represented by completing and signing the enclosed Proxy Form and returning it by fax to the number indicated on the form or in the envelope provided so that it is received at the Company’s offices by no later than Friday, December 14, 2012. If you are a shareholder holding American Depositary Shares (“ADRs”) and if you want to vote in the Meeting, then you should act as set forth in the Voting Card enclosed with these materials.

CNH Global N.V.
CNH Global N.V. World Trade Center Amsterdam Airport	Trade Register Amsterdam No. 283760
Schiphol Boulevard 217 1118 BH Schiphol Airport The Netherlands Tel. 20 446 0429 Fax 20 446 0436

Sergio Marchionne

Chairman of the Board

Please note that as no record date (within the meaning of Article 16.10 of the Company’s Articles of Association) has been set for this Meeting, shareholders and other persons who are permitted by law to attend the Meeting must have voting and/or meeting rights during the Meeting. Stockholders seeking information on procedures for attendance at the meeting may contact J.P. Morgan at: U.S. toll free 800-990-1135; outside the U.S. +1-651-453-2128.

We look forward to seeing you at the Meeting or to the receipt of your Proxy Form.

Sincerely,

/s/ Sergio Marchionne

CNH Global N.V.
CNH Global N.V. World Trade Center Amsterdam Airport	Trade Register Amsterdam No. 283760
Schiphol Boulevard 217 1118 BH Schiphol Airport The Netherlands Tel. 20 446 0429 Fax 20 446 0436

CNH GLOBAL N.V.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given of an Extraordinary General Meeting of Shareholders (the “Meeting”) of CNH Global N.V. (the “Company”), which will be held at 5:00 p.m. (Central European Time) on Monday, December 17, 2012 at the Company’s offices in the World Trade Center Amsterdam Airport, 10th Floor, Tower B, Schiphol Boulevard 217, 1118 BH Schiphol Airport, The Netherlands.

This meeting is being convened for purposes of approval of certain matters listed below, which are the subject of the previously announced business combination (the “Combination”) of Fiat Industrial S.p.A. and the Company. The approval of the Combination itself is not the subject of this meeting.

The agenda for the Extraordinary Meeting is as follows:

1.	Call to Order and Opening Remarks by the Chairman of the Meeting.

2.	Amendments to the Company’s Articles of Association.

3.	Proposal to declare an extraordinary dividend.

4.	Allocation of part of the reserves to Special Separate Reserves.

5.	Ratification of the compensation of the Special Committee.

6.	Questions.

7.	Close of Meeting.

In accordance with Article 16 of the Company’s Articles of Association, persons who are permitted by law to attend the Meeting, other than the registered shareholders, must provide documentary evidence of their right to attend, the number of votes they can vote for, a proxy to vote for this number of shares to be issued by their nominee and they must provide to the Company a declaration of a financial institution administrating their interest in the Company, that the relevant person will retain his interest in the Company until after the Meeting. This documentary evidence must be received at the Company’s offices by no later than 5:00 p.m. (Amsterdam time) on Friday, December 14, 2012 and upon such deposit they shall be registered in the Meeting Register.

Pursuant to Article 17 of the Company’s Articles of Association, registered shareholders who are unable to attend, may appoint another person to attend on their behalf. In such case, they are required to complete and sign a Proxy Form that can be acquired through the Company and return it by fax to the number indicated on the form or in the envelope provided so that it is received at the Company’s offices not later than 5:00 p.m. (Amsterdam time) on Friday, December 14, 2012.

Pursuant to Article 17 of the Company’s Articles of Association, persons who are permitted by law to attend the Meeting and who are unable to attend, may appoint another person to attend on their behalf. In such case, they are required to complete and sign a Proxy Form that can be acquired through the Company and return it, together with a declaration of a financial institution administrating their interest in the Company, that the relevant person will retain his interest in the Company/right to attend the Meeting until after the Meeting by fax to the number indicated on the form or in the envelope provided so that it is received at the Company’s offices not later than 5:00 p.m. (Amsterdam time) on Friday, December 14, 2012. Shareholders holding American Depositary Shares (“ADRs”) desiring to vote should act on instructions to be transmitted from J.P. Morgan, as depositary for the ADRs (which may be contacted at 800-990-1135 (toll free) and +1-651-453-2128 (outside the United States)).

Copies of the proposed Deed of Amendment for the Articles of Association and the financial interim statements for the proposed extraordinary dividend have been made available at the offices of the Company, as well as at the Company’s website: www.cnh.com. The registered shareholders and other persons entitled to attend will be able to inspect and obtain copies of these accounts, free of charge, at said offices.

Please note that as no record date (within the meaning of Article 16.10 of the Company’s Articles of Association) has been set for this Meeting, shareholders and other persons who are permitted by law to attend the Meeting must have voting and/or meeting rights during the Meeting. Stockholders seeking information on procedures for attendance at the meeting may contact J.P. Morgan at the telephone numbers listed above.

This publication does not constitute an offer to exchange or sell or an offer to exchange or buy any securities. An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

/s/ Sergio Marchionne
Sergio Marchionne, Chairman of the Board

November 30, 2012

CNH GLOBAL N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

DECEMBER 17, 2012

As announced on November 26, 2012, the Company has entered into a merger agreement with Fiat Industrial S.p.A. (“FI”). The terms of the transaction (“Transaction”) are further described in the press release which is attached hereto (Annex 1).

One of the terms of the merger agreement is that the Company’s shareholders will receive a special cash dividend of US$10.00 per common share (the “Dividend”) in the Company, to be paid to the shareholders prior to December 31, 2012, to the extent possible, and in any event prior to the closing of the Transaction. The special cash dividend to be received by FI on its 88% of the Company shares will be deferred and paid only in the event that the merger agreement is terminated. In view thereof, the Board of the Company resolved to convene an extraordinary general meeting of shareholders to be held on December 17, 2012.

To implement the Dividend and to defer the Dividend to be received by FI, the following resolutions have to be taken:

•	amendment of the Company’s Articles of Association to convert FI’s shares in the Company in a specific class of shares (as further described hereinafter under item 2.);

•

a declaration of an extraordinary dividend in the amount of US$10.00 (as further described under item 3.). The amount to be received by FI will be deferred to the Special Separate Dividend Reserve as included in item 4.

The Board wants to emphasize that the purpose of this meeting is not to consider the Transaction or to vote upon the business combination to be effected by the Transaction. A specific general meeting of shareholders of the Company will be convened for that purpose in the course of 2013.

A further explanation of the several items on the agenda is included hereinafter.

Additional information pertaining to items on the agenda:

2. Amendments to the Company’s Articles of Association.

A partial amendment of the Articles of Association is proposed in connection with the distribution to shareholders to be voted on as per agenda items 3 and 4. The proposed changes include (i) creation of a separate class of shares (the “common shares B”) and conversion of the common shares currently held by Fiat Netherlands Holding N.V. (representing approximately 88% of the entire issued and outstanding share capital) into common shares B, and in connection therewith (ii) creation of a separate dividend reserve, a separate retained earnings reserve and a separate share premium reserve exclusively attached to the common shares B. Subject to certain provisions, the common shares B will be entitled to a special dividend in the amount of a certain percentage (the Dividend Rate as defined in the proposed amendment of the Articles of Association) of the outstanding amount of the reserves attached to these shares. The common shares B will automatically convert back into common shares as soon as the total amount of the reserves attached to the common shares B has been distributed.

It is further proposed to designate each of the members of the Board and as well as each civil law notary and junior civil law notary working at the law firm NautaDutilh N.V. in the Netherlands, to have the notarial deed amending the Articles of Association executed.

The draft deed of amendment of the Articles of Association, including an explanation per proposed amendment, is available for inspection at the offices of the Company and the Company’s website (www.cnh.com) and is attached hereto as Annex 2.

3. Proposal to declare an extraordinary dividend.

It is proposed to distribute to shareholders an amount of US$10.00 per common share. The dividend to the holders of common shares and holders of common shares B shall be charged against the freely distributable reserves of the Company, to the extent possible to the retained earnings reserves and only if and to the extent such reserves are not sufficient to cover the proposed dividend, to the share premium reserves.

At the time of this distribution to shareholders, all of the common shares held by Fiat Netherlands Holding N.V. (“FNH”) (a wholly-owned subsidiary of FI) will have been converted into common shares B. The cash payment of US$10 per common share will therefore effectively only be made to the minority shareholders of the Company as the holders of the regular common shares.

This resolution shall be subject to and conditional upon the deed of amendment of the Articles of Association as referred to in agenda item 2 having been executed.

The Board has prepared a balance sheet of the Company as per September 30, 2012 (Annex 3), which balance sheet shows sufficient distributable reserves as per the balance sheet date.

The amount of US$10.00 per share will be subject to a statutory dividend withholding tax of 15% or US$1.50 per share. As a result the net payment will amount to US$8.50 per share.

4. Allocation of part of the reserves to Special Separate Reserves.

In connection with the distribution of US$ 10.00 per common share to the holders of the common shares, such portion of the reserves of the Company as shall be equal to the amount of dividend to which the holders of common shares B are entitled, will be allocated to the Special Separate Reserves for the benefit and account of the holders of common shares B.

On the basis of 211,866,037 common shares B, a total amount of US$ 2,118, 660,370 will be allocated to the Special Separate Reserves. The dividend to the holders of common shares B shall be charged against the freely distributable reserves of the Company, to the extent possible to the retained earnings reserves and only if and to the extent such reserves are not sufficient to cover the proposed dividend, to the share premium reserves.

This resolution shall be subject to and conditional upon the deed of amendment of the Articles of Association as referred to in agenda item 2 having been executed.

5. Ratification of the compensation of the Special Committee.

In connection with the initial proposal by FI to the Company regarding the Transaction, the Board established a special committee (the “Special Committee”) to consider the potential Transaction. The Special Committee consists of Messrs. Colligan (chairman), Hiler, Jeker, Lipper and Theurillat.

Upon the establishment of the Special Committee, it was determined by the Board that each member of the Special Committee is entitled to compensation of US$20,000 per calendar month during which the Special Committee is in existence or devoting substantial time to the matters delegated by the Board to the Special Committee (or matters ancillary thereto) for his services as a member of the Special Committee (with the chairman of the Special Committee being entitled to additional compensation of US$5,000 per month), without regard to whether the Transaction would be recommended by the Special Committee or consummated.

To the extent that the compensation of the members of the Special Committee does not fall within the scope of the Company’s current remuneration policy, the shareholders are requested to approve and ratify the granting and payment of such compensation, with effect as of June 19, 2012.

ANNEX 1

Fiat Industrial and CNH Global Announce Definitive

Agreement to Combine Businesses

Turin—Burr Ridge, November 26, 2012 – Fiat Industrial S.p.A. (MI:FI) and CNH Global N.V. (NYSE: CNH) announced today that they have entered into a definitive merger agreement to combine the businesses of Fiat Industrial and CNH. The terms of the definitive merger agreement are consistent with Fiat Industrial’s final offer announced November 19. The terms provide that Fiat Industrial and CNH will each merge into a newly-formed company organized under the laws of the Netherlands (NewCo). Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial share and CNH shareholders will receive 3.828 NewCo shares for each CNH share in the merger.

Pursuant to the definitive merger agreement, CNH would pay a cash dividend of US$10 per CNH share to the CNH minority shareholders prior to completion of the merger. CNH will use its reasonable best efforts for the dividend to be paid prior to December 31, 2012 or as promptly thereafter as practicable. The cash dividend, when added to the 3.828 NewCo common shares for each CNH share, represented a 25.6% premium over the implied value of Fiat Industrial’s initial offer as of November 16, 2012, the trading day prior to the date on which Fiat Industrial’s final offer was announced. In addition, CNH minority shareholders will benefit from the dividend being paid prior to completion of the merger.

The NewCo shares will be listed on the New York Stock Exchange. NewCo will also use its reasonable best efforts to cause the NewCo shares to be admitted to listing on the Mercato Telematico Azionario managed by Borsa Italiana shortly following the closing of the mergers.

NewCo will implement a loyalty voting structure; shareholders of each company that are present or represented by proxy at the respective shareholders’ meetings to consider the merger transaction and that continue to hold their shares until completion of the merger may elect to receive common shares registered in a special segment of NewCo’s share register and be entitled to two votes per share. NewCo shareholders will be entitled to retain double-vote shares indefinitely. If a NewCo shareholder transfers shares entitled to double votes, the shares will revert to the regular segment of the register and will be entitled to a single vote per share. Following completion of the merger, new shareholders may earn a double vote through a loyalty mechanism by holding the shares continuously for at least three years.

Sergio Marchionne, Fiat Industrial’s Chairman, stated, “We are pleased to have reached agreement on the basis of Fiat Industrial’s improved proposal for the merger. Completion of this merger will bring to a conclusion a lengthy process of simplifying and rationalizing the Group’s equity capital structure and allow shareholders in both companies the opportunity to participate in the growth prospects of the world’s third largest capital goods provider, which will be a true peer in scale and capital markets appeal to the other major global capital goods

1

companies. This appeal will be further enhanced through the loyalty share structure intended to reward long-term stable shareholders that share our goal of enhancing shareholder value over the long term, as well as through enhanced flexibility to pursue strategic opportunities.”

The merger agreement contains customary representations and warranties and the merger is subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate. The merger is also subject to approval by the shareholders of each of Fiat Industrial and CNH. Fiat Industrial, as 88% shareholder of CNH, has agreed to vote its CNH shares in favor of the merger at the CNH shareholders’ meeting. The merger is expected to close during the second quarter of 2013.

Fiat Industrial retained Goldman, Sachs & Co. as its financial advisor and Sullivan & Cromwell LLP, Freshfields Bruckhaus Deringer LLP, and Legance Studio Legale Associato as its legal advisors.

The Special Committee of the CNH Board engaged J.P. Morgan and Lazard as its financial advisors and Cravath, Swaine & Moore LLP, De Brauw Blackstone Westbroek N.V., and Bonelli Erede Pappalardo, as its legal advisors.

*        *        *         *        *

Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), in addition to engines and transmissions for those vehicles and for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website www.fiatindustrial.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

*        *        *         *        *

For more information contact:

Fiat Industrial S.p.A.

Via Nizza 250, 10126 Torino

Tel. +39 011 006 2464, Fax +39 011 006 2094

mediarelations@fiatindustrial.com www.fiatindustrial.com

CNH Investor Relations

+1 (630) 887-3745

2

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012 and in the annual report of Fiat Industrial for the year ended December 31, 2011. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

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ANNEX 2

NOTE: THIS IS A TRANSLATION INTO ENGLISH OF THE DEED OF

AMENDMENT OF THE ARTICLES OF ASSOCIATION (STATUTEN) OF A

DUTCH LIMITED LIABILITYCOMPANY (NAAMLOZE VENNOOTSCHAP). IN

THE EVENT OF A CONFLICT BETWEEN THE ENGLISH AND DUTCH TEXTS,

THE DUTCH TEXT SHALL PREVAIL.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF

CNH GLOBAL N.V.

On this, the [...] day of December two thousand and twelve, appeared before me, Teska Johanna van Vuren, civil law notary at Rotterdam:

[    ].

The person appearing declared that the general meeting of shareholders of CNH Global N.V., a limited liability company (naamloze vennootschap), having its corporate seat at Amsterdam (address: 1118 BH Luchthaven Schiphol, Schiphol Boulevard 217, trade register number: 33283760) (the “Company”), held at Haarlemmermeer (Schiphol Airport) on the [...] day of December two thousand and twelve has resolved to partially amend the articles of association of the Company. The articles of association were last amended on the eleventh day of April two thousand and six before a deputy of the vacant office of B.Th. Dérogée, civil law notary at Rotterdam.

Further to this resolution the person appearing stated that the articles of association of the Company are amended as follows:

I.	A new Article 22 will be added and shall read as follows:

“TRANSITIONAL PROVISIONS

Article 22

1.	Up to and including the Conversion Date (as defined below), the Articles 22, 23, 24 and 25 form an integral part of the articles of association of the company. With effect as of the first calender day following the Conversion Date, the entire Articles 22, 23, 24 and 25 shall automatically lapse and cease to apply.

2.	Up to and including the Conversion Date, article 3, paragraph 1 of these articles of association will read as follows:

“1.

The authorized share capital of the company amounts to one billion three hundred fifty million Euro (EUR 1,350,000,000.—), divided into one hundred eighty eight million one hundred thirty three thousand nine hundred sixty three (188,133,963) common shares, two hundred eleven million eight hundred sixty six thousand thirty seven (211,866,037) common shares B and two hundred million (200,000,000) Series A preference shares of two Euro and twenty-five

1

Euro cent (EUR 2.25) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean all three classes of shares, common shares, common shares B and Series A preference shares or the holders thereof, as the case may be. Any reference in these articles of association to common shares shall be understood to also be a reference to common shares B.”

3.	The company shall maintain a special separate share premium reserve, a special separate retained earnings reserve and a special separate dividend reserve exclusively attached to the class of common shares B (together the Special Separate Reserves). Any distribution from any of these Special Separate Reserves in accordance with Article 20, can only be made on the basis of a resolution of the meeting of holders of the common shares B, except that the board of directors may unilaterally resolve to fully release the Special Separate Reserves on the thirthy-first of October two thousand and thirteen.

4.	If and when the meeting of holders of the common shares B adopts a resolution to release the Special Separate Reserves and notifies the board of directors of such release resolution, the company shall distribute the amounts as specified in the relevant resolution to the holders of the common shares B, subject, however, to the provisions of Article 20, paragraph 5 and the applicable statutory rules under Dutch law.

5.	On the first business day on which the Trade Register of the Chamber of Commerce for Amsterdam, the Netherlands, is open for regular business activities after the day on which all of the amounts in the Special Separate Reserves shall have been fully released and distributed to the holders of the common shares B (the Conversion Date), the board of directors shall file a statement at the offices of the Trade Register where the company has its corporate seat, confirming that as of the calendar day following the Conversion Date each common share B is converted into one common share.”

II.	A new Article 23 will be added and shall read as follows:

“Article 23

Up to and including the Conversion Date, an additional article 16, paragraph 12 of these articles of association will read as follows:

“12.	a.	Meetings of holders of common shares B shall be held in all cases in which a resolution of the meeting of holders of common shares B is required pursuant to these articles of association and whenever the board of directors so requires or if one or more persons holding in the aggregate common shares B that represent at least ten percent of the entire class of outstanding common shares B, make a request to the board of directors in writing, setting out in detail the matters to be discussed.

	b.	Articles 16(4-6), 17(2-10) shall apply mutatis mutandis to meetings of holders of common shares B.

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c.	In the event that the board of directors fails to convene a meeting of holders of common shares B in such a manner that it is held within four weeks of receipt of the relevant request, the persons who made the request shall have the right to convene the meeting themselves in accordance with the relevant provisions of these articles of association.

d.	The meeting of holders of common shares B shall appoint its own chairman.

e.	Resolutions of the meeting of holders of common shares B may, instead of at a meeting, be passed in writing—including by facsimile transmission, or in the form of a message transmitted by any accepted means of communication and received or capable of being produced in writing—provided that the resolution is passed unanimously by all persons entitled to vote in respect of the relevant matter.””

III.	A new Article 24 will be added and shall read as follows:

“Article 24

Up to and including the Conversion Date, an additional article 20, paragraph 3 of these articles of association will read as follows:

“3.	As from the thirthy-first of October two thousand thirteen, the holders of common shares B shall be entitled to a class B preferential dividend in an amount equal to the product of (i) the Dividend Rate (as defined below) and (ii) the weighted average of the amount held in the Special Separate Reserves during the relevant accrual period. The first accrual period shall commence on the first of November two thousand thirteen. The class B preferential dividend shall be payable by the company on the Class B Preferential Dividend Payment Date (as defined below), subject however to profits being available for distribution on each such Class B Preferential Dividend Payment Date and only after profits will have been applied in accordance with paragraphs 1 and 2 above in respect of the relevant financial year.

To the extent that the company does not have sufficient profits available for distribution to declare and pay the full amount of the class B preferential dividend at any Class B Preferential Dividend Payment Date, any shortfall in class B preferential dividend shall be declared and paid on the subsequent Class B Preferential Dividend Payment Date, insofar and to the extent that the company has profits available for distribution out of which such amount can wholly or partially be declared and paid. In this paragraph 3, Dividend Rate means the six month US Dollar London Interbank Offered Rate plus 300 basis points and Class B Preferential Dividend Payment Date means the last day of every six month period, commencing on the first of November two thousand thirteen. The first Class B Preferential Dividend Payment Date shall be the thirthiest of April two thousand fourteen.”

As a consequence of the addition of an additional article 20 paragraph 3, the paragraphs 3 to 11 of article 20 are renumbered 4 to 12.”

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IV.	A new Article 25 will be added and shall read as follows:

“Article 25

Up to and including the Conversion Date, an article 21, paragraph 4 of these articles of association will read as follows:

“3.	Whatever remains of the company’s equity after all its debts have been discharged shall first be applied to distribute to the holders of Series A preference shares the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A preference shares. Thereafter the Special Separate Reserves will be distributed to the holders of common shares B. Any remaining assets shall be distributed to the holders of common shares and common shares B in proportion to the aggregate nominal amount of their shares and, if only Series A preference shares are issued and outstanding, to the holders of Series A preference shares in proportion to aggregate nominal amount of Series A preference shares. No liquidation distribution may be made to the company itself for shares that the company holds in its own share capital.””

FINAL PROVISION

Finally, the person appearing declared:

•

that from the issued share capital two hundred eleven million eight hundred sixty six thousand thirty seven (211,866,037) common shares, each common share having a nominal value of two Euro and twenty-five Euro cent (EUR 2.25), numbered 1 up to and including 211,866,037, were converted by this deed into two hundred eleven million eight hundred sixty six thousand thirty seven (211,866,037) common shares B, each common share B having a nominal value of two Euro and twenty-five Euro cent (EUR 2.25), whereby upon the execution of this deed the total issued share capital of the company will amount to [CHECK before execution] five hundred forty two million nine hundred fifty thousand two hundred two Euro and twenty-five Euro cent (EUR 542,950,202.25);

•	the person appearing declared that he has been appointed by the abovementioned general meeting of shareholders to lay down and confirm the amendment of the articles of association by notarial deed.

CONCLUSION

The person appearing is known to me, civil law notary. This Deed was executed in Rotterdam on the date mentioned in its heading. After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, he declared that he had taken note of the contents of the Deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.

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ANNEX 3

CNH Global N.V.

BALANCE SHEETS

(Before profit appropriation; in thousands of U.S. dollars)

	September 30, 2012	December 31, 2011
Assets

FIXED ASSETS
Financial fixed assets	$8,787,997	$6,571,536

Total fixed assets	8,787,997	6,571,536

NON-CURRENT ASSETS
Long term receivables from subsidiaries and affiliated companies	—	1,200,000
Deferred tax assets	9,849	16,620

Total non-current assets	9,849	1,216,620

CURRENT ASSETS
Receivables from subsidiaries and affiliated companies	1,339,932	728,238
Receivables from third parties	353	1,054
Cash and cash equivalents	94	601,889

Total current assets	1,340,379	1,331,181

Total Assets	$10,138,225	$9,119,337

	September 30, 2012	December 31, 2011
Shareholders’ Equity and Liabilities

SHAREHOLDERS’ EQUITY
Common share capital	$701,713	$698,331
Common share premium	5,298,732	5,209,422
Treasury stock	(7,675)	(7,675)
Legal reserves	1,036,445	983,148
Retained earnings	1,532,963	656,211
Current net profit	1,084,841	1,038,031

Total shareholders’ equity	9,647,019	8,577,468

LONG TERM LIABILITIES
Provision	242,160	241,128

Total long term liabilities	242,160	241,128

CURRENT LIABILITIES
Bank loans payable	100,000	300,000
Loans payable to subsidiaries and affiliated companies	129,102	—
Other payables to affiliated companies	7,682	12
Payables to third parties	12,262	729

Total current liabilities	249,046	300,741

Total Shareholders’ Equity and Liabilities	$10,138,225	$9,119,337

For more information contact:

CNH Investor Relations

+1 (630) 887-3745

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with Fiat Industrial. All statements included in the document incorporated by reference concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination, the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, the risk that the expected cost savings and other synergies from the proposed business combination may not be fully realized, realized at all or take longer to realize than anticipated, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.